Law Offices of
Anderson Call & Wilkinson
A Professional Corporation

1200 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 533-9645
Fax: (801) 220-0625

August 28, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Tabatha Akins

Re:	CuraTech Industries, Inc. Form 10-KSB for the Year Ended December 31, 2007 File No. 000-51140 Filed April 15, 2008
Dear Ms. Akins:

CuraTech Industries, Inc. (the “Company”) is in receipt of your letter dated July 21, 2008. The Company intends to respond to your letter and file an amendment to the Annual Report on Form 10-KSB/A sometime during the week of September 8-12, 2008.

If you have any questions concerning this letter, please let me know.

Sincerely,

/s/ Robert N. Wilkinson

Robert N. Wilkinson